Exhibit 99.63
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Blue Pearl Mining Ltd. (“Blue Pearl”) 6 Adelaide Street East, Suite 500 Toronto, Ontario M5C 1H6

2.	Date of Material Change

October 26, 2006

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on October 26, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On October 26, 2006, Blue Pearl announced the closing of its acquisition of Thompson Creek Metals Company (“Thompson Creek”), a transaction that transforms the former junior mining company into the world’s largest publicly traded mining company that produces only molybdenum.

5.	Full Description of Material Change

On October 26, 2006, Blue Pearl announced the closing of its acquisition of Thompson Creek, a transaction that transforms the former junior mining company into the world’s largest publicly traded mining company that produces only molybdenum.

The Thompson Creek assets include the Thompson Creek mine and concentrator in Idaho, a 75% interest in the Endako mine, concentrator and roaster in British Columbia and the Langeloth metallurgical refinery plant in Pennsylvania. These assets will not only complement, but particularly in the case of Endako, also offer considerable synergies to Blue Pearl’s current interest in the Davidson Deposit, an underground molybdenum deposit 200 kilometres northwest of the Endako complex.

For the first nine months of fiscal 2006 (ended June 30, 2006), Thompson Creek reported income from operations of US$407 million and net income of US$286 million (unaudited) and, for the full fiscal year ended September 30, 2005 (audited), income from operations of US$456 million and net income of US$323 million.

The purchase price of the acquisition was US$575 million, with additional payments of up to US$125 million contingent on future molybdenum prices. Blue Pearl funded the acquisition and related transaction costs through a US$204 million public equity offering, a US$35 million equity sale to one of the vendors of Thompson Creek, a US$402 million term debt facility and a US$25 million revolving line of credit. The equity offering was co-led by GMP Securities L.P. and UBS Securities Canada Inc., and included Canaccord Capital Corporation, Orion Securities Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. UBS Investment Bank led the debt financing.
(For more information on the terms of the contingency payments, details of the Thompson Creek assets and mineral reserves and mineral resources, please refer to the Blue Pearl press release dated September 5, 2006 and prospectus dated October 13, 2006 available on SEDAR or on the Blue Pearl website at www.bluepearl.ca.).
With completion of the Thompson Creek acquisition, the previously issued subscription receipts were automatically exchanged into the underlying common shares and warrants. The subscription receipts were de-listed as of the close of trading on October 26, 2006. The newly-issued warrants began trading at the open on October 27, 2006 under the symbol BLE.WT.A.
Cautionary Note Regarding Forward-Looking Statements
This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Ian McDonald, Chairman and Chief Executive Officer of Blue Pearl at (416) 860-1438.

9.	Date of Report

November 3, 2006